August 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3233

Attention: Pearlyne Paulemon

Re:	Vine Hill Capital Investment Corp.
Registration Statement on Form S-1
Filed July 18, 2024, as amended
File No. 333-280880

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Vine Hill Capital Investment Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:45 p.m. Eastern Time on September 4, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Alysa Craig
Name:	Alysa Craig
Title:	Managing Director

[Signature Page to UW Acceleration Request]